Exhibit 99.1

PartnerRe Declares Dividends on Preferred Shares

PEMBROKE, Bermuda, February 1, 2019 - PartnerRe Ltd. announced that its Board of Directors has declared a dividend for the period December 1, 2018 - February 28, 2019 of $0.40625 per share on the Company’s 6.50% Series G Cumulative Redeemable Preferred Shares, $0.453125 per share on the Company’s 7.25% Series H Cumulative Redeemable Preferred Shares, and $0.3671875 on the Company’s 5.875% Series F and Series I Non-Cumulative Redeemable Preferred Shares. The dividends are payable on March 1, 2019 to shareholders of record as of the close of business on February 18, 2019. Since February 18, 2019 is a federal holiday in the United States, the effective record date will be February 15, 2019, the immediately preceding trading day.

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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2017, total revenues were $5.7 billion. At September 30, 2018, total assets were $23.4 billion, total capital was $8.0 billion and total shareholders’ equity was $6.6 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.

PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell
Investor Contact: Ryan Lipschutz